April 19, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Stacie Gorman / Ms. Brigitte Lippmann

Re:	La Rosa Holdings Corp.

Draft Registration Statement on Form S-1 Submitted December 17, 2021

CIK No. 0001879403

Dear Ms. Gorman and Ms. Lippman:

On behalf of La Rosa Holdings Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of February 28, 2022 with respect to the Company’s Draft Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Form DRS-1 (the “Form DRS-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Use of Proceeds, page 35

1. We note your response to comment 1 and your revised disclosure that you have signed agreements with five of your franchisees to acquire a majority interest in their real estate brokerage businesses. Please file these agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K or advise.

The five agreements have been filed as Exhibits 10.39 to 10.43, inclusive.

Management, page 75

2. We note your response to comment 3. As previously requested, please file as exhibits the consents of the board nominees to be named as directors pursuant to Rule 438 of Regulation C.

The director nominee consents have been filed as Exhibits 99.1 through 99.4, inclusive.

Executive and Director Compensation, page 83

3. Please update your summary compensation table for the fiscal year ended 2021.

The summary compensation table has been updated for the fiscal year ended 2021.

Securities and Exchange Commission

April 19, 2022

Transactions with Related Persons, page 94

4. We note your response to comment 5. Please update your information for the fiscal year ended 2021. Also describe the lease by a member and the advances to the company by the owner, a relative to the owner and member owned companies that are disclosed on page F-16 or advise.

The disclosure has been revised to provide more information on the related party transactions.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP